Exhibit 99.1

BCE Inc.

Annual General Meeting of Shareholders

May 7, 2026

Report of Voting Results

At the Annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on May 7, 2026 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were voted on.

1. Election of Directors

Each of the following 13 nominees was elected as a director of the Corporation:

Nominee	Votes For	%	Votes Against	%
Mirko Bibic	353,953,313	98.54%	5,234,818	1.46%
Robert P. Dexter	353,627,369	98.45%	5,560,764	1.55%
Katherine Lee	352,455,181	98.13%	6,732,929	1.87%
Monique F. Leroux	351,935,337	97.98%	7,253,735	2.02%
Sheila A. Murray	353,097,526	98.30%	6,089,369	1.70%
Louis P. Pagnutti	355,329,541	98.93%	3,858,648	1.07%
Calin Rovinescu	353,127,593	98.31%	6,061,479	1.69%
Karen Sheriff	353,988,345	98.55%	5,199,837	1.45%
Jennifer Tory	355,078,864	98.86%	4,109,294	1.14%
Louis Vachon	355,951,816	99.10%	3,236,372	0.90%
Steve Weed	355,143,310	98.87%	4,044,880	1.13%
Johan Wibergh	355,295,756	98.92%	3,892,002	1.08%
Cornell Wright	353,310,385	98.36%	5,877,329	1.64%

2. Appointment of Auditors

Ernst & Young LLP was appointed as the Corporation’s Auditors.

Votes For:	376,570,574 (99.46%)
Votes Withheld:	2,040,383 (0.54%)

3. Advisory Resolution on Executive Compensation

Votes For:	344,813,557 (96.00%)
Votes Against:	14,374,583 (4.00%)

4. Shareholder Proposal No. 1 – Increasing Participation of the Shareholders in Annual General Meetings (AGM)

Votes For:	6,604,718 (1.84%)
Votes Against:	352,582,204 (98.16%)